SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                [Amendment No. 3]

                    Under the Securities Exchange Act of 1934
                           SUPERTEL HOSPITALITY, INC.
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                   868524 10 9
                                 (CUSIP Number)

                                October 26, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

         1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                         STEVE H. BORGMANN

         2.       Check the Appropriate Box if a Member of a Group
                  [  ]  (a)                                   [  ]  (b)

         3.       SEC Use Only

         4.       Citizenship or Place of Organization:  United States

                                              5. Sole Voting Power

                                                 0 Shares
                  Number of
                  Shares                      6. Shared Voting Power
                  Beneficially
                  Owned by                       0 Shares
                  Reporting
                  Person                      7. Sole Dispositive Power
                  With
                                                 0 Shares

                                              8. Shared Dispositive Power

                                                 0 Shares

        9.         Aggregate Amount Beneficially Owned by Each Reporting Person:
                   0 Shares

        10.        Check  Box  if  Aggregate  Amount  in  Row 9 Excludes Certain
                   Shares: [ ]

        11. Percent of Class Represented by Amount in Row 9: 0% of voting securities.

        12.        Type of Reporting Person: IN

The reporting person filed an Amendment No. 2 to Schedule 13G on January 15, 1999. The reporting person's ownership of Supertel Hospitality, Inc. common stock existed prior to the completion of Supertel's initial public offering. The reporting person hereby amends Schedule 13G to reflect that Mr. Borgmann ceased to be the beneficial owner of five percent or more of the common stock of Supertel on October 26, 1999, at which time Supertel was acquired and merged into Humphrey Hospitality Trust, Inc.

Item 1(a) Name of Issuer:

     Supertel Hospitality, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     309 North 5th Street
     Norfolk, NE 68701

Item 2(a) Names of Persons Filing:

       Steve H. Borgmann

Item 2(b) Address of Principal Business Office or, if none, Residence:

     309 North 5th Street
     Norfolk, NE 68701

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number:

     868524 10 9

Item 3. If this  statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

          (b)  [ ] Bank as defined  in section  3(a)(6) of the Act
                   (15 U.S.C. 78c)

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

          (d)  [ ] Investment   company   registered  under  section  8  of  the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8)

          (e)  [ ] An   investment   advisor   in   accordance   with    section
                   240.13d-1b(1)(ii)(E)

          (f)  [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

          (g)  [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G)

          (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

          (j)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

          (a)  Amount beneficially owned:  See Item 9 of cover page

          (b) Percent of class: See Item 11 of cover page

          (c) Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote

               (ii) Shared power to vote or to direct the vote

               (iii) Sole power to dispose or to direct the disposition of

               (iv) Shared power to dispose or to direct the disposition of

          See Items 5-8 of cover page

Item 5.  Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not Applicable.

Item 8.  Identification and Classification of Members of the Group

             Not Applicable.

Item 9.  Notice of Dissolution of Group

             Not Applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             November 4, 1999
                                             -------------------------------
                                                          (Date)

                                             /s/   Steve H. Borgmann
                                             -------------------------------
                                                     Steve H. Borgmann